UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. August 4, 2015.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported that on August 4th, 2015, the Santiago newspaper El Mercurio published an interview with the Executive Vice-president of CORFO. In that regard, SQM Salar S.A. and Sociedad Química y Minera de Chile S.A. (SQM) must clarify the following:

1.	There is a Lease Agreement of mining properties and rent payments (the “Lease Agreement”) between CORFO and SQM that has remained in full force for over 21 years. During this period, CORFO has requested and SQM has provided completely and in a timely way all the information related to the fulfillment of the Lease Agreement.

2.	After all these years and only recently, in 2014, CORFO considered that SQM owes approximately US$8.9 million of the more than US$200 million that SQM has already paid to CORFO, and that SQM had not fulfilled its duty of protecting the mining properties leased. SQM rejected immediately these claims. The differences between the parties are currently under an arbitration proceeding that has still not begun its evidentiary phase. CORFO’s statements mentioned in the article are then only communicational statements, and must be proved to the arbitrator within the proceeding.

3.	Yesterday CORFO requested the arbitrator to designate an inspector to obtain information about the calculation of the rent payments and the protection of the mining properties. CORFO also stated that with this it does not intend to affect SQM’s management ability or decision making autonomy, but instead its request is only intended to obtain information. Just as SQM will inform the arbitrator, naming an inspector is not applicable given that CORFO already possesses all the information requested, which is updated quarterly. SQM has provided CORFO all the information related to the calculation process of the rent payments and its backup documentation, as well as all the information related to the existence and validity of the mining properties leased which, in any case, consists on the mere reading of the public records available at the appropriate Mining Registrar.

4.	SQM has fulfilled the Lease Agreement in good faith and in permanent communication and coordination with CORFO. SQM continues to pay the rent payments to CORFO in a normal way and in accordance with the Lease Agreement. CORFO committed itself to not impede the exercise of the Lease Agreement and such infraction will generate responsibilities.

5.	Kowa is a Japanese company with more than 120 years of existence, which has conducted business with SQM for 22 years. Kowa and Sociedad Química y Minera de Chile S.A. have been related parties since 2006, and the latter informed its shareholders, regulatory authorities and general markets about this in a timely way.

6.	SQM’s exports of lithium carbonate to Japan in recent years have been done at higher average prices than those used by other lithium carbonate producing companies. According to public records about exports in the 2007-2014 period, the average prices of SQM have been 4% higher than those of other exports from Chile and 27% higher than exports from Argentina to Japan. Therefore, CORFO’s statements regarding the sales made in Japan is based on incorrect information, and its insistence on releasing inaccurate information gravely affects SQM’s reputation in front of its suppliers, clients and shareholders.

7.	SMQ has always been precise and timely when providing information to the auditing and regulatory authorities according to each and every existing standard, both in Chile and in the US.

Finally, SQM reiterates that its position is and will continue to be of absolute cooperation with CORFO within the framework of the Lease Agreement in force.

The Lease Agreement in force between CORFO and SQM establishes that the legitimate differences that both parties may have regarding the administration and operation of the Lease Agreement must be resolved through an arbitration proceeding. SQM will continue collaborating with CORFO and the arbitrator to resolve the current dispute.

SQM once again expresses its interest in collaborating with CORFO and continuing the operation of the Salar de Atacama in a way that benefits both parties, as well as the Company’s workers.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

María José Velozo / maria.jose.velozo@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: August 4, 2015	/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Development

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